Exhibit 4.1
DESCRIPTION OF CHAMPIONX CORPORATION COMMON STOCK
ChampionX Corporation (“ChampionX,” the “Company,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock, par value $1.00 per share.
The following description of the material terms of the capital stock of ChampionX includes a summary of certain provisions of ChampionX’s amended and restated certificate of incorporation, which we refer to as ChampionX’s certificate of incorporation, and amended and restated by-laws, as amended, which we refer to as ChampionX’s by-laws. The following description does not purport to be complete, and all stockholders are urged to read ChampionX’s certificate of incorporation and by-laws in their entirety.
Authorized Shares
Our authorized capital stock consists of 2,500,000,000 shares of common stock, par value $0.01 per share, which we refer to as ChampionX common stock, and 250,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Each holder of ChampionX common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of ChampionX common stock are not entitled to cumulative voting of their shares.
Holders of ChampionX’s common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of ChampionX’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that ChampionX may designate and issue in the future. If there is a liquidation, dissolution or winding up of ChampionX, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
Preferred Stock
There are currently no shares of Champion preferred stock issued or outstanding.
ChampionX’s Board of Directors (the “Board”) is authorized, without further action by ChampionX stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
The authority that our Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of ChampionX through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. ChampionX’s Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and the Board has no present intention to issue any shares of preferred stock.
Authorized but Unissued Shares
ChampionX’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of ChampionX by means of a proxy contest, tender offer, merger or otherwise.
Dividends
Subject to the rights of holders of any outstanding shares of preferred stock, if any, holders of ChampionX common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board. The declaration of dividends on ChampionX common stock is a business decision to be made by the Board in its discretion from time to time based upon results of operations and financial condition, the provisions of the General Corporation Law of the State of Delaware (“DGCL”) affecting the payment of dividends and distributions to stockholders, and any other factors as the Board may consider relevant. In addition, ChampionX’s existing credit facilities contain certain financial and operating covenants that may restrict the Company’s ability to pay dividends.
Delaware Anti-Takeover Statute
ChampionX is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:
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Exhibit 4.1

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;
•	the interested stockholder acquired at least 85 percent of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or
•	the business combination is approved by a majority of the corporation’s board of directors and by the affirmative vote of 66-2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.
Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.
Certain Certificate of Incorporation and By-laws Provisions
Size of Board. The number of directors on our Board shall not be less than three nor more than fifteen, with the exact number of directors to be fixed exclusively by the Board.
Election of Directors; Majority Voting in Uncontested Elections. Members of the Board are elected by the majority of votes cast by stockholders in uncontested elections and by plurality vote in contested elections. As a condition to being nominated, each nominee for director is required to submit an irrevocable letter of resignation that becomes effective if the nominee does not receive a majority of the votes cast in an uncontested election and the Board decides to accept the resignation. If a nominee who is currently serving as a director does not receive a majority of the votes cast for his or her election in an uncontested election, the Board will act on the tendered resignation within 90 days after the date of the certification of the election results. If the resignation is not accepted, the Board will publicly disclose its decision and its primary rationale, and the director will continue to serve as a director until his or her successor is elected and qualified or until his or her earlier resignation or removal. If the Board accepts the resignation, the Board may fill the vacancy in accordance with ChampionX’s by-laws or may decrease the size of the Board.
Removal of Directors. Stockholders may remove a director with or without cause. Removal requires the affirmative vote of holders of a majority of the shares of voting common stock.
Board Vacancies. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.
Special Stockholder Meetings. Special meetings of ChampionX stockholders may be called only by the chair of the Board, by our chief executive officer, or pursuant to a resolution adopted by a majority of the entire Board. Stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent. ChampionX’s certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of ChampionX stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. ChampionX’s by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board or a committee of its Board. The notice must be timely delivered to ChampionX’s Secretary by the dates set forth in ChampionX’s by-laws and must set forth specific information regarding that stockholder and that director nominee, as described in ChampionX’s by-laws. This requirement is in addition to those set forth in the regulations adopted by the SEC under the Securities Exchange Act of 1934.
Amendments to Certificate of Incorporation. ChampionX’s certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock.
Amendments to By-Laws. ChampionX’s by-laws may be amended by the Board or by the affirmative vote of the holders of at least a majority of ChampionX voting stock then outstanding.
_Exclusive Forum
ChampionX’s certificate of incorporation provides that unless ChampionX’s Board otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on

Exhibit 4.1
behalf of ChampionX, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of ChampionX to ChampionX or ChampionX’s stockholders, creditors or other constituents, (iii) any action asserting a claim against ChampionX or any director or officer of ChampionX arising pursuant to any provision of the DGCL or ChampionX’s certificate of incorporation or by-laws or (iv) any action asserting a claim against ChampionX or any director or officer of ChampionX governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. ChampionX’s certificate of incorporation also provide that, unless ChampionX consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.
Transfer Agent and Registrar
The transfer agent and registrar for ChampionX’s common stock is Computershare Trust Company, N.A.
Nasdaq Listing
ChampionX common stock is listed on the Nasdaq Global Select Market under the ticker symbol “CHX.”

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